Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

02 AUG 15

AIR MAIL

Rule 12g3-2(b) File No. 82-5110

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549
U.S.A.

02049303

7 August 2002

SUPPL

Dear Sir/Madam

Lattice Group plc
Rule 12g3-2(b) File No. 82-5110

The enclosed Stock Exchange Announcements are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Lattice Group plc ("the Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

Andrew Poole
Assistant Secretary

cc Pamela Gibson
Shearman & Sterling

Enclosures

THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

Lattice Group plc

NOTIFICATION OF DIRECTOR'S INTERESTS IN SHARES

The Company has been notified that Sir David Davies, Non-Executive Director, purchased 9,000 Lattice Group plc ordinary shares of 10p each at £1.61 per share on 30 July 2002.

Sir David has a beneficial holding of 20,000 Lattice Group ordinary shares following the transaction.

6 August 2002

Lattice
THE INFRASTRUCTURE TECHNOLOGY GROUP

Lattice Group
130 Jermyn St
London SW1Y 4UR
www.lattice-group.com

ANNOUNCEMENT MADE TO STOCK EXCHANGE

Rule 12g3-2(b) File No. 82-5110

LATTICE GROUP PLC

Lattice Group plc has received notification from M&G Investment Management Limited that Prudential plc and certain of its subsidiary companies has, as at 18 July 2002, a notifiable interest of 3.00% of the current issued share capital of Lattice Group plc as follows:

Registered Holder	Holding
M&G (LOMBARD ST) NOMS FPE	248,000
MAGIM HSBC GIS NOM (UK) SALI	657,538
PRUCLT HSBC GIS NOM (UK) PAC AC	90,598,527
PRUCLT HSBC GIS NOM (UK) PHL AC	1,220,000
PRUCLT HSBC GIS NOM (UK) PPL AC	8,623,687
PRUCLT HSBC GIS NOM (UK) SAL AC	81,133
PRUDENTIAL EURO INDEX TRACKER	11,907
PRUDENTIAL HOLBORN PENSIONS LD	2,000
PRUDENTIAL UK INDEX TRACKER TS	16,560
ROY NOMINEES 578079	700,000
ROY NOMS LTD 578052	370,000
ROY NOMS LTD 578060	855,000
ROY NOMS LTD 578141	801,516
ROY NOMS LTD 578192	1,753,750

PRUDENTIAL plc **105,939,618**

22 JULY 2002